As filed with the Securities and Exchange Commission on October 3, 2005

Registration No. 333 - 128537

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________
Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933
___________________

DREW INDUSTRIES INCORPORATED

(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3250533 (I.R.S. Employer Identification No.)

200 Mamaroneck Avenue

White Plains, New York 10601

(914) 428-9098

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

______________________

Leigh J. Abrams

President and Chief Executive Officer

Drew Industries Incorporated

200 Mamaroneck Avenue

White Plains, New York 10601

(914) 428-9098

(name and address, including zip code and telephone number,

including area code of agent for service)

______________________

With a copy to:

Brian Brodrick, Esq. Phillips Nizer LLP 666 Fifth Avenue New York, New York 10103 (212) 977-9700	Harvey F. Milman, Esq. Vice President-Chief Legal Officer Drew Industries Incorporated 200 Mamaroneck Avenue White Plains, New York 10601 (914) 428-9098

______________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION - DATED OCTOBER 3, 2005

PROSPECTUS

2,088,388 SHARES

DREW INDUSTRIES INCORPORATED

COMMON STOCK

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, the selling stockholders may sell from time to time up to an aggregate of 2,088,388 shares of common stock (after giving effect to the 2 for 1 stock split of September 7, 2005) of Drew Industries Incorporated, a Delaware corporation, including 200,000 shares of common stock issuable to certain selling stockholders upon exercise of options.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the New York Stock Exchange or in private, negotiated transactions. The selling stockholders will determine the prices at which they sell their shares. Drew will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will pay, or reimburse Drew for, all registration expenses, and will pay all selling expenses, including all underwriting discounts and selling commissions.

The common stock is listed on the New York Stock Exchange under the symbol “DW.” On September 30, 2005, the last reported sale price of the common stock on the New York Stock Exchange was $25.81 per share.

THIS INVESTMENT INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6.

The shares of Drew common stock may be offered by the selling stockholders in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used by the selling stockholders, any commissions paid to broker-dealers and, if broker-dealers purchase any shares as principals, any profits received by such broker-dealers on the resale of shares of Drew common stock may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

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Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October __, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. Drew has not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

As used in this prospectus, unless the context requires otherwise: “we,” “us,” “our”, the “Company” and “Drew” means Drew Industries Incorporated and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

Drew files annual, quarterly and current reports, proxy statements and other information with the SEC. Drew’s SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Drew files at the SEC’s public reference facility in Washington, D.C. at the following address:

•	450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

Reports, proxy statements and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

We have elected to incorporate by reference into this prospectus the following documents (including the documents incorporated by reference therein) filed by Drew (SEC File No. 001-13646) with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 14, 2005; and
•	Definitive Proxy Statement for Drew’s 2005 annual meeting of stockholders, filed with the SEC on April 13, 2005; and
•	Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2005 and June 30, 2005 filed with the SEC on May 10, 2005 and August 9, 2005, respectively; and
•

Current Reports on Form 8-K, filed with the SEC on January 4, 2005, February 9, 2005, February 16, 2005, February 23, 2005, March 4, 2005 March 15, 2005, March 16, 2005, May 5, 2005 and June 10, 2005, respectively.

Any statement made in a document incorporated by reference or deemed incorporated herein by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document which also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the termination of this offering.

You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us at the following address:

Joseph S. Giordano III, Treasurer

Drew Industries Incorporated

200 Mamaroneck Avenue

White Plains, New York 10601

(914) 428-9098

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management, markets for Drew common stock and other matters. Statements in this prospectus, including those incorporated by reference, that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, expenses and income, wherever they occur in this prospectus, are necessarily estimates reflecting the best judgment of our senior management, at the time such statements were made, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by forward-looking statements. We do not undertake to update forward-looking statements to reflect circumstances as events that occur after the forward-looking statements are made. You should consider forward-looking statements, therefore, in light of various important factors, including those set forth in this prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	pricing pressures due to competition;
•	raw material costs, particularly steel, vinyl, aluminum, glass, and ABS resin;
•	availability of wholesale financing for recreational vehicles and retail and wholesale financing for manufactured homes;
•	availability and costs of labor;
•	inventory levels of retailers and manufacturers;
•	levels of repossessed manufactured homes;
•	the financial condition of our customers;
•	interest rates;
•	price and availability of gasoline;
•	the outcome of litigation;
•	zoning regulations affecting manufactured homes;
•	the effect of national and regional economic conditions and consumer confidence on the sale of recreational vehicles and manufactured homes; and
•	volume of orders related to hurricane damage and operating margins on such business.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe,” “anticipate” and similar expressions are intended to identify forward-looking statements. You will find these forward-looking statements at various places throughout this prospectus and the documents incorporated by reference, including any amendments. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.

THE COMPANY

General

We were incorporated under the laws of Delaware on March 20, 1984, and we are the successor to Drew National Corporation, which was incorporated under the laws of Delaware in 1962. Our Company’s principal executive and administrative offices are located at 200 Mamaroneck Avenue, White Plains, New York 10601; telephone number (914) 428-9098. Our common stock is traded on the New York Stock Exchange (symbol: DW). Our website is www.drewindustries.com. The information contained on our website is not incorporated by reference in the prospectus.

We have two reportable operating segments, the recreational vehicle products segment (the “RV Segment”) and the manufactured housing products segment (the “MH Segment”). Our wholly-owned subsidiaries, Kinro, Inc. and its subsidiaries (collectively, “Kinro”), and Lippert Components, Inc. and its subsidiaries (collectively, “Lippert”), each have operations in both the RV Segment and the MH Segment.

Our subsidiaries in the RV Segment manufacture and market a number of components used in the production of recreational vehicles (“RV”), primarily travel trailers and fifth wheels, including aluminum windows, doors, steel chassis, steel chassis parts, RV slide-out mechanisms and related power units, and electric stabilizer jacks. In 2004 and early 2005, we introduced slide-out mechanisms and leveling devices for motorhomes, and axles, steps and bath products for RVs. We also manufacture and market specialty trailers for equipment hauling, boats, personal watercraft and snowmobiles, sales of which are included in the RV Segment. In 2004 and the first six months of 2005, the RV Segment represented approximately 65% and 68%, respectively, of our consolidated sales, and 63% and 64%, respectively, of our consolidated segment operating profit.

Our subsidiaries in the MH Segment manufacture and market a number of components used in the construction of manufactured homes and, to a lesser extent, modular housing and office units, including vinyl and aluminum windows and screens, thermo-formed bath products, steel chassis and steel chassis parts. In 2004 and the first six months of 2005, the MH Segment represented approximately 35% and 32%, respectively, of our consolidated sales, and 37% and 36%, respectively, of our consolidated segment operating profit. The MH Segment also supplies related products to other industries, representing less than 5% of sales of this segment.

We have continually acquired manufacturers of products for both recreational vehicles and manufactured homes, expanded our geographic market and product lines, added manufacturing facilities, integrated manufacturing, distribution and administrative functions, and developed new and innovative products. As a result, we currently operate 48 manufacturing facilities in 18 states and one in Canada, and achieved consolidated sales of $531 million for 2004 and $318 million for the first six months of 2005.

In May 2005, we completed the acquisition of certain assets and the business of Elkhart, Indiana – based Venture Welding for a purchase price of approximately $19 million in cash. Venture Welding had annualized sales prior to the acquisition of approximately $18 million. Venture Welding manufactures chassis and chassis parts for manufactured homes, as well as for modular homes and office units. Among the assets acquired are certain patents that will enable us to build improved chassis for manufactured homes while also improving production efficiencies.

We have approximately 4,100 employees. Our manufactured housing products are sold by 14 sales personnel, working exclusively for us, to major builders of manufactured homes, and our recreational vehicles and leisure products are sold by 11 sales personnel, working exclusively for us, to major manufacturers of recreational vehicles.

Recent Developments

We have experienced a significant increase in business from both our recreational vehicle (RV) and manufactured housing customers related to the unprecedented damage caused by Hurricane Katrina. It is too early to determine if additional orders will result from damage caused by Hurricane Rita.

Although we do not receive any orders directly from the Federal Emergency Management Agency (FEMA), our customers have reported substantial orders as a direct result of the hurricane damage. Our customers received orders for at least 15,000 towable RVs and in excess of 10,000 manufactured homes according to public statements. In addition, there have been reports that FEMA has purchased large numbers of towable RVs and manufactured homes from the inventories of dealers. We expect shipments related to these orders by FEMA to stretch well into the fourth quarter of 2005.

In response to these orders from our customers, our subsidiaries, Kinro, Inc. and Lippert Components Inc, have instituted second, and in some instances, third shifts at certain factories, and will also be operating certain factories six and seven days a week.

In connection with the expanded manufacturing schedules, and in an effort to continue to serve our customers with continued on-time delivery and quality products, we are experiencing substantial overtime pay, higher production and delivery costs, and higher material costs. We expect these circumstances to continue in the short term until the initial rush of FEMA orders has been completed and shipped.

We believe that the events surrounding Hurricane Katrina have created an unprecedented need for housing for the displaced residents of Louisiana and Mississippi. Prior to Hurricane Katrina, the RV industry was being impacted by high gas prices and high dealer inventory levels, but it is too early to determine the combined results of all these events.

RISK FACTORS

Industry Risk Factors

Limited availability of financing for manufactured homes and higher costs of this financing could limit the ability of consumers to purchase manufactured homes, resulting in reduced demand for our products

Frequently, manufactured homes are purchased and the land on which they are placed is leased. Loans used to finance the purchase of manufactured homes without land have shorter terms and higher interest rates, and may be more difficult to obtain than loans for site-built homes. Certain lending institutions charge higher interest rates and have higher credit standards for such loans. The availability, cost and terms of these loans are also dependent on economic conditions, lending practices of financial institutions, governmental policies, and other factors which are beyond our control. Reductions in the availability of financing for manufactured homes and increases in the costs of this financing could limit the ability of consumers to purchase manufactured homes, resulting in reduced demand for our products.

Reductions in the availability of wholesale financing may prevent retailers from carrying an adequate inventory of RVs or manufactured homes, which could reduce demand for our products

Retailers of RVs and manufactured homes generally finance their purchases of inventory with financing provided by lending institutions. Reductions in the availability of wholesale financing may prevent retailers from carrying an adequate inventory of RVs or homes, which could reduce demand for our products.

High levels of repossessions of manufactured homes could cause manufacturers to reduce production of new manufactured homes, resulting in reduced demand for our products

Lower credit standards by lenders several years ago and prevailing economic conditions caused an increase in the number of manufactured homes repossessed by lenders. Repossessed homes are resold by lenders, often at substantially reduced prices, which reduces the demand for new manufactured homes. High levels of repossessions could cause manufacturers to reduce production of new manufactured homes, resulting in reduced demand for our products.

Business cycles may cause substantial fluctuations in our operating results

Both the manufactured housing and recreational vehicle industries are impacted by business cycles and this may cause substantial fluctuations in our operating results. Business cycles may depend upon general economic conditions, interest rates, consumer confidence, demographic changes, and other factors beyond our control.

Changes in zoning regulations for manufactured homes could lead to reduced demand for our products

Manufactured housing communities and individual home placements are subject to local zoning regulations. In the past, there has been resistance by local property owners to zoning ordinances allowing the location of manufactured homes in areas comprised of conventional residences. Continued resistance to these zoning ordinances could have an adverse impact on sales of manufactured homes, which could reduce demand for our products.

Gasoline shortages, or higher prices for gasoline, could lead to reduced demand for our products

Increases in the price of gasoline, or anticipation of potential fuel shortages, adversely effect consumer demand for recreational vehicles, which could reduce demand for our products.

Excess inventories by retailers and manufacturers could cause a decline in the demand for our products

Retailers and manufacturers of recreational vehicles and manufactured homes may carry excess inventory, as they periodically have in the past. When excess inventory is sold, the manufacturers of recreational vehicles and manufactured homes may reduce production of new vehicles and homes, which could cause a decline in demand for our products.

The financial condition of several of our significant customers could adversely impact our financial condition and operating results

Financial difficulties of our significant customers could result in reduced demand for our products and losses due to the inability to collect accounts receivable.

Company-specific risk factors

Competitive pressures could reduce demand for our products

We have several competitors. Competitors may lower prices or develop product improvements which could reduce demand for our products.

Increases in raw material costs could adversely impact our financial condition and operating results

Steel is one of our primary raw materials, representing about 50 percent of our raw material costs. In mid-December 2003 and continuing during 2004, we were notified by our steel suppliers of unprecedented steel cost increases. The costs of certain types of steel have moderated in the first half of 2005, although the prices we pay for steel, depending on the type of steel purchased, are currently approximately double the price levels at the end of 2003. To offset the impact of higher steel costs we have implemented surcharges and sales price increases to our customers. We estimate that substantially all steel cost increases received through the second quarter of 2005 were passed on to customers, essentially without markups. Future increases in the price of steel could have a material adverse effect on our results of operations and financial condition.

In addition to steel, our other primary raw materials are aluminum, vinyl, glass and ABS resin, which are also subject to cost fluctuation. In 2004 and continuing into 2005, we have also received cost increases from suppliers of aluminum, vinyl, glass and ABS resin. Because competition may limit the amount of increases in raw material costs that can be passed through to customers in the form of price increases, this could adversely impact our financial condition and operating results.

Increases in labor rates or reduced availability of labor could adversely impact our financial condition and operating results

Certain geographic regions in which we have manufacturing facilities have very low unemployment rates. This could result in shortages of qualified employees and increased labor costs. Because competition may limit the amount of labor increases that can be passed through to customers in the form of price increases, increased labor costs could adversely impact our financial condition and operating results.

We are the subject of certain litigation, which if decided adversely to us could have a material adverse affect on our financial condition.

Lippert is a defendant in an action entitled SteelCo., Inc. vs. Lippert Components, Inc. and DOES 1 though 20, inclusive, commenced in Superior Court of the State of California, County of San Bernardino District, on July 16, 2002. On motion of Lippert, the case was removed to the U.S. District Court, Central District of California, Riverside Division.

Plaintiff alleges that Lippert violated certain provisions of the California Business and Professions Code (Sec. 17000 et. seq.) by allegedly selling chassis and component parts below Lippert’s costs, engaging in acts intended to destroy competition, wrongfully interfering with plaintiff’s economic advantage, and engaging in unfair competition. Plaintiff seeks compensatory damages of $8.2 million, treble damages, punitive damages, costs and expenses incurred in the proceeding, and injunction relief. However, on February 22, 2005, the court granted Lippert’s motion for partial summary judgment limiting plaintiff’s damages to those incurred prior to December 31, 2002, thereby reducing plaintiff’s damage claim from over $8 million (before trebling) to an amount which we believe could be less than $1 million based on counsel’s analysis of the testimony of plaintiff’s and Lippert’s damage experts, although there can be no assurance of the outcome. The court also granted Lippert’s motions for partial summary judgment as to all aspects of plaintiff’s unfair competition claim and plaintiff’s claim for an injunction. The court denied Lippert’s attempt to limit damages to those incurred prior to May 10, 2002, and certain other aspects of Lippert’s defense. Lippert’s $500,000 settlement offer to Plaintiff, which was recorded as a charge in the first quarter of 2005, was rejected. It is anticipated that a trial will be held in early 2006.

Management believes that the case has no merit, and Lippert is vigorously defending against the allegations in the complaint. In addition, Lippert asserted counterclaims against Plaintiff.

Lippert was a defendant in an action entitled Marlon Harris vs. Lippert Components, Inc. commenced in the Superior Court of the State of California, County of San Bernardino District. Plaintiff was injured on a press brake machine while working at Lippert’s Rialto, California division. The machine was purchased used and was not fitted with a guard. The claimant pursued a workers compensation claim and a third party action against Lippert and other defendants, including the manufacturer and the vendor of the subject machine. The third party suit involved allegations of willful and wanton actions and seeks compensatory and punitive damages. At trial, the jury found in favor of Plaintiff for compensatory and punitive damages.

The verdict was comprised of compensatory damages of $464,000, most of which had been previously paid or accrued by Lippert, and punitive damages of $4 million. Counsel for Lippert advised us that, under California law, the award for punitive damages would most likely be reduced to not in excess of four times the compensatory damages, or a maximum of $1.9 million. Accordingly, at December 31, 2004, we recorded a charge of $1.9 million ($945,000 after taxes and the direct impact on incentive compensation) related to the punitive damages awarded in this case. On March 17, 2005, the trial court denied Lippert’s motion to reduce the punitive damage award. Subsequent settlement discussions were unsuccessful. Accordingly, in the first quarter of 2005, we recorded a charge of $2.1 million ($1,050,000 after taxes and the direct impact on incentive compensation) related to the punitive damages awarded in this case.

On September 21, 2005, the Company entered into an agreement to settle this litigation for approximately $2.8 million and, as a result, will reverse approximately $1.5 million of previously accrued expenses.

On August 6, 2004, Keystone RV Company, Inc. filed a third-party petition against Lippert in an action entitled Feagins, et. al. v. D.A.R., Inc. d/b/a Fun Time RV, et. al. pending in the Probate Court, Denton County, State of Texas. Plaintiffs brought an action for wrongful death allegedly caused by an RV manufactured by defendant Keystone RV Company, Inc. (“Keystone”) seeking compensatory, future and exemplary damages. Keystone filed a third-party petition against Lippert for proportionate contribution from Lippert as the manufacturer, designer and supplier of certain components of the RV. Neither plaintiffs nor any of the other five defendants filed claims against Lippert. Lippert’s counsel has advised that, at this stage of the case, based on the current theories of plaintiff’s expert, Lippert did not commit any act or omission that contributed to or caused the accident; however, there can be no assurance that plaintiff’s or another defendant’s theories will not in the future focus on an alleged act or omission by Lippert. Plaintiffs seek compensatory damages in excess of $130 million and each of the five Plaintiffs seeks $25 million in exemplary damages from each defendant. Lippert maintains product liability insurance but certain of such insurance may not cover exemplary damages. The trial is in the discovery stage, and there has been no determination of liability. Lippert’s liability insurer has assigned counsel to defend Keystone’s claim against Lippert.

Lippert and Kinro sell products to Oakwood Homes, Inc. (“Oakwood”), which filed for relief under Chapter 11 of the United States Bankruptcy Code in November 2002. Proofs of claim filed by Lippert and Kinro are pending. Kinro has been advised that the OCH Liquidation Trust (the “Trust”) intends to file preference claims against Kinro with respect to payments made to Kinro by Oakwood prior to the bankruptcy filing, and Lippert has received such claims asserted by the Trust. The preference claims are in the aggregate amount of approximately $4 million. Although, we believe that Lippert and Kinro have valid defenses to the preference claims and that there should be no material liability to the Trust, in order to avoid protracted and costly litigation, both Lippert and Kinro have agreed in principle to settle these claims. The separate settlements provide that Lippert will waive a portion of its allowed unsecured claims valued at $32,455, and Kinro will waive a portion of its allowed unsecured claims valued at $7,500. The settlements are subject to completion of definitive agreements.

In the event that one or more of the above actions were decided adversely to us it could have a material adverse effect on our financial condition.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of Drew common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Of the shares being offered, 200,000 shares have not yet been issued by us and are issuable upon the exercise by certain selling stockholders of currently outstanding options. If the selling stockholders exercise their options, we will receive an aggregate of $931,250. We will use the option exercise funds for general corporate purposes.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock is 30,000,000 shares of common stock, $0.01 par value. At September 20, 2005, 21,075,408 shares of common stock were outstanding. On August 4, 2005, our Board of Directors authorized a 2 for 1 stock split for our common stock for all stockholders of record as of August 19, 2005, with stock certificates to be issued on or about September 7, 2005. In addition to the summary of our common stock that follows, we encourage you to review our Restated Certificate of Incorporation, as amended, and Bylaws, which we have filed with the SEC.

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholders action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

Holders of our common stock have no preemptive rights. Subject to applicable laws, holders of our common stock are entitled to such dividends as may be declared by our board of directors. The common stock is not entitled to any sinking fund, redemption or conversion provisions. Upon our dissolution, liquidation or winding up, the holders of our common stock are entitled to share ratably in our net assets remaining after the payment of all creditors. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

SELLING STOCKHOLDERS

The following table sets forth each selling stockholder’s name, number of shares beneficially owned (including options) and percent of outstanding shares as of September 8, 2005.

	Beneficial Ownership Prior to Offering			Estimated Beneficial Ownership After Offering
Name of Selling Stockholder	Number of Shares(1)	Percent of Outstanding Shares	Number of Shares Offered(1)	Number of Shares	Percent of Outstanding Shares
L. Douglas Lippert (2)	1,350,674(3)	6.4%	1,188,388(4)	162,286	0.8%

Leigh J. Abrams(1)	359,616(5)	1.7%	100,000	259,616	1.2%

Edward W. Rose, III (1)	2,254,160(6)	10.7%	500,000	1,754,160	8.3%

David L. Webster (1)	327,680(7)	1.5%	100,000	227,680	1.1%

James F. Gero (1)	278,320(8)	1.3%	200,000	78,320	0.4%

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(1) In addition, this prospectus will also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, merger, consolidation, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of common stock. See “Description of Common Stock.”

(2) Mr. Lippert was President and Chief Executive Officer of Lippert Components Inc., a subsidiary of our Company, from 1997 to February 5, 2003, and has been a director of our Company since 1997. On February 5, 2003, Jason D. Lippert, L. Douglas Lippert’s son, was appointed President and Chief Executive Officer of Lippert Components, Inc. and L. Douglas Lippert continues as Chairman. Mr. Lippert acquired the shares that he is offering under this prospectus from us in 1997 as part of the purchase price for our acquisition of Lippert Components, Inc.

(3) Includes 476,044 shares held by L. Douglas Lippert as Trustee for trusts for the benefit of members of Mr. Lippert’s immediate family, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims beneficial ownership of such shares. Pursuant to Rules 13-1(f)(1)-(2) of Regulation 13-D of the General Rules and Regulations under the Exchange Act, on October 17,1997, Mr. Lippert, together with certain other persons, jointly filed a single Schedule 13-D Statement (as amended) with respect to the securities listed in the foregoing table. Such persons made the single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the

Exchange Act, although neither the fact of the filing nor anything contained therein shall be deemed to be an admission by such persons that a group exists. In November 2003, Mr. Lippert was granted options pursuant to the Company’s Stock Option Plan to purchase 10,000 shares of common stock at $12.78, after giving effect to the adjustment required by the stock split. Although no part of such options has been exercised, 4,000 shares subject to such options, which are exercisable within 60 days, are included in the above table as beneficially owned.

(4) Includes 317,758 shares offered on behalf of the beneficiaries of two trusts for the benefit of members of Mr. Lippert’s family, of which Mr. Lippert is Trustee. Mr. Lippert disclaims any pecuniary interest in the proceeds from the sale of such shares.

(5) Mr. Abrams has been the President, Chief Executive Officer and a director of our Company since 1984. Mr. Abrams has sole voting and dispositive power with respect to the shares owned by him. Includes 6,004 shares of common stock held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of a member of his immediate family. Mr. Abrams disclaims any beneficial interest in the shares held as Custodian. In November 1999 and November 2003, Mr. Abrams was granted options to purchase, respectively, 100,000 shares of common stock at $4.65625 per share and 30,000 shares of common stock at $12.78 per share, after giving effect to the adjustment required by the stock split. Although no part of such options have been exercised, 112,000 shares subject to such options, which are exercisable within 60 days, are included in the above table as beneficially owned, of which 100,000 shares issuable upon exercise of the 1999 options are being offered for sale hereby.

(6) Mr. Rose has been the Chairman of the Board of our Company since 1984. Mr. Rose has sole voting and dispositive power with respect to the shares owned by him. Excludes deferred stock units representing 21,584 shares granted to Mr. Rose in lieu of cash compensation in payment of director’s fees. Includes 216,000 shares owned by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes 200,000 shares of common stock held in trusts for the benefit of members of Mr. Rose’s immediate family. Mr. Rose’s wife has sole voting and investment power with respect to an additional 27,840 shares owned by her of record. Mr. Rose disclaims any beneficial interest in such shares. As a member of the Stock Option Committee, Mr. Rose was automatically awarded the following options, each of which is to purchase 10,000 shares of common stock: on December 31, 1999 at $4.602 per share; on December 31, 2000 at $2.8395 per share; and on December 31, 2001 at $4.625 per share, after giving effect to the adjustment required by the stock split. In addition, in December 2002, 2003 and 2004, Mr. Rose was granted options to purchase 10,000 shares of common stock at $7.875, $13.80 and $16.15 per share, respectively, after giving effect to the adjustment required by the stock split. Although no part of such options has been exercised, 50,000 shares subject to such options, which are exercisable within 60 days, are included in the above table as beneficially owned.

(7) Mr. Webster has been the President and Chief Executive Officer of our subsidiary, Kinro, Inc., since 1980 and its Chairman since 1984, and a director of our Company since 1984. Mr. Webster has sole voting and dispositive power with respect to such shares. In November 1999 and November 2003, Mr. Webster was granted options to purchase, respectively, 100,000 shares of common stock at $4.65625 per share and 30,000 shares of common stock at $12.78 per share, after giving effect to the adjustment required by the stock split. Although no part of such options has been exercised, 112,000 shares subject to such options, which are exercisable within 60 days, are included in the above table as beneficially owned, of which 100,000 shares issuable upon exercise of the 1999 options are being offered for sale hereby.

(8) Mr. Gero has been a director of our Company since 1992. Mr. Gero shares voting and dispositive power with respect to such shares with his wife. Excludes deferred stock units representing 14,713 shares granted to Mr. Gero in lieu of cash compensation in payment of director’s fees. As a member of the Stock Option Committee, Mr. Gero was automatically awarded the following options each of which is to purchase 10,000 shares of common stock: on December 31, 1999 at $4.602 per share; on December 31, 2000 at $2.8395 per share; and on December 31, 2001 at $4.625 per share, after giving effect to the adjustment required by the stock split. In addition, in December 2002, 2003 and 2004, Mr. Gero was granted options to purchase 10,000 shares of common stock at $7.875, $13.80 and $16.15 per share, respectively, after giving effect to the adjustment required by the stock split. Although no part of such options has been exercised, 50,000 shares subject to such options, which are exercisable within 60 days, are included in the above table as beneficially owned.

We prepared this table based on the information supplied to us by the selling stockholders, and we have not sought to verify such information. Because the selling stockholders may offer all or some of their shares of Drew common stock from time to time, we can only estimate the number of shares of Drew common stock that will be held by the selling stockholders upon the termination of any particular offering by each such selling stockholder by assuming that all the shares offered under this prospectus are sold. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

The selling stockholders intend to distribute the shares of Drew common stock from time to time only as follows (if at all):

•	to or through underwriters, brokers or dealers;
•	directly in privately negotiated transactions to one or more other purchasers;
•	through agents on a best-efforts basis; or
•	otherwise through a combination of any such methods of sale.

If the selling stockholders sell the shares of Drew common stock through underwriters, dealers, brokers or agents, such underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of Drew common stock.

The shares of Drew common stock may be sold from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to such prevailing market prices;
•	at varying prices determined at the time of sale; or
•	at negotiated prices.

Such sales may be effected in transactions:

•	on any national securities exchange or quotation service on which Drew common stock may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•

in block transactions in which the broker or dealer so engaged will attempt to sell the shares of Drew common stock as agent but may position and resell a portion of the block as principal to facilitate the transactions, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;
•	through the writing of options; or
•	through other types of transactions.

In connection with sales of the Drew common stock or otherwise, any selling stockholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the Drew common stock in the course of hedging the positions they assume. Any selling stockholder may loan or pledge Drew common stock to broker-dealers or others that in turn may sell such securities. Any selling stockholder may pledge or grant a security interest in some or all of the Drew common stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the Drew common stock from time to time pursuant to this prospectus. Any selling stockholder also may transfer and donate shares of Drew common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus. In addition, any shares of Drew common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of shares of Drew common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the number of shares of Drew common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

The selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of Drew common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits on the sale of the shares of Drew common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Without limiting the generality of the foregoing, the selling stockholders have advised us that they have entered into an arrangement with Jones & Associates, Inc. (“Jones”), an NASD registered broker-dealer, to place the shares, on a best efforts basis, in one or more block transactions in which Jones would receive its usual and customary commission of five cents per share. Jones may be deemed to be an “underwriter” in connection with such transactions and the commissions that it receives may be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares of Drew common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of Drew common stock to engage in market-making activities with respect to the shares of Drew common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of Drew common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Drew common stock.

The selling stockholders will pay all expenses of this shelf registration statement, including any broker’s commission, agency fee or underwriter’s discount or commission.

VALIDITY OF SECURITIES

The validity of the securities offered by this prospectus will be passed upon by Phillips Nizer LLP, New York, New York. As of the date hereof, Harvey F. Milman, who is of counsel to Phillips Nizer LLP and has been our general counsel and assistant secretary since 1969 and our Vice President-Chief Legal Officer since March 2005, beneficially owns 7,800 shares of Drew common stock.

EXPERTS

The consolidated financial statements and schedule of Drew Industries Incorporated, as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP on the consolidated financial statements refers to Drew’s adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002.

PROSPECTUS

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.

October __, 2005

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable in connection with the registration of the offering of the shares. All amounts shown are estimates except for the SEC registration fee. The selling stockholders will pay all costs and expenses of registration and selling the shares, including all underwriting discounts and selling commissions, all fees and disbursements of its counsel and registrant’s counsel, and all “road show” and other marketing expenses incurred by the registrant or any underwriters which are not otherwise paid by such underwriters.

SEC Registration Fee	$ 6,105.75
Accounting Fees and Expenses	12,000.00
Legal Fees and Expenses	7,500.00
Miscellaneous Expenses	10,000.00

Total	$35,605.75

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law empowers a domestic corporation to indemnify any of its officers, directors, employees or agents against expenses, including reasonable attorney’s fees, judgments, fines and amounts paid in settlement which were actually and reasonably incurred by such person in connection with any action, suit or similar proceeding brought against them because of their status as officers, directors, employees or agents of the registrant if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe the subject conduct was unlawful. If the claim was brought against any such person by or in the right of the registrant, the registrant may indemnify such person for such expenses if such person acted in good faith and in a manner reasonably believed by such person to be in or not opposed to the best interests of the registrant, except no indemnity shall be paid if such person shall be adjudged to be liable for negligence or misconduct unless a court of competent jurisdiction, upon application, nevertheless permits such indemnity (to all or part of such expenses) in view of all the circumstances.

The registrant’s Restated Certificate of Incorporation, as amended, provides that the registrant may indemnify its officers, directors, employees or agents to the full extent permitted by Section 145 of the Delaware General Corporation Law. In addition, the Restated Certificate of Incorporation, as amended, provides that no director of the registrant shall be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

In 2005, the Registrant entered into Indemnification Agreements with each of its directors and executive officers (and the executive officers of its subsidiaries, Kinro, Inc. and Lippert Components, Inc.). By so doing, the Registrant incorporated into contract its existing obligations for indemnification and advancement of indemnifiable expenses which currently are included in the Registrant’s Restated Certificate of Incorporation and Amended By-laws, and as provided by Section 145 of the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant, pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

EXHIBIT NO.	DESCRIPTION
5.1*	Opinion of Phillips Nizer, LLP
23.1*	Consent of KPMG LLP
23.2*	Consent of Phillips Nizer LLP (included in opinion filed as Exhibit 5.1).
24.1*	Power of Attorney (included in signature page).

______________

*Previously filed.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertaking set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or

Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White Plains, State of New York, on September 30, 2005.

DREW INDUSTRIES INCORPORATED

By   /s/ Leigh J. Abrams

Leigh J. Abrams, President and

Chief Executive Officer

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POWER OF ATTORNEY

Each person whose signature appears below appoints Leigh J. Abrams and Fredric M. Zinn and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and all other documents in connection, therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Leigh J. Abrams Leigh J. Abrams	Director, President and Chief Executive Officer (Principal Executive Officer)	September 30, 2005
/s/ Fredric M. Zinn Fredric M. Zinn	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2005
/s/ Edward W. Rose, III* Edward W. Rose, III	Chairman of the Board and Director	September 30, 2005
/s/ David L. Webster* David L. Webster	Director	September 30, 2005
/s/ L. Douglas Lippert* L. Douglas Lippert	Director	September 30, 2005
/s/ James F. Gero* James F. Gero	Director	September 30, 2005
/s/ John B. Lowe, Jr. * John B. Lowe, Jr.	Director	September 30, 2005
/s/ Frederick B. Hegi, Jr. * Frederick B. Hegi, Jr.	Director	September 30, 2005
/s/ David A. Reed* David A. Reed	Director	September 30, 2005

*Pursuant to Power of Attorney

/s/ Leigh J. Abrams

Leigh J. Abrams, Attorney-in-Fact

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
5.1*	Opinion of Phillips Nizer, LLP
23.1*	Consent of KPMG LLP
23.2*	Consent of Phillips Nizer LLP (included in opinion filed as Exhibit 5.1).
24.1*	Power of Attorney (included in signature page).

______________

*Previously filed.

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